

John Liu · 2nd

Chief Product Officer | Product & Startup Advisor | Blockchain Speaker & Educator

New York, New York, United States · 500+ connections ·

Contact info

UNN Finance

University of Michiga

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FUSION
Powers the Next Wave of Financial Innovation on the Blockchain
BRAD LAURIE
(BlockchainBrad). BlockVera interview with
JOHN LIU
CPO of Fusion
EXCLUSIVE
October, 2019

Fusion | BlockchainBrad | Financial innovation on the Blockchain
YouTube
A very long discussion, but one of my most intense and honest discussions in 2019...


EURO
$2.21T
20.24%
U.S. DOLLAR
$6.74T
61.82%

This digital currency could build a more sustainable global economy
World Economic Forum
Stablecoins - a price-stable, asset-linked currency - could transform banking for...



The Regi
Glob
By J
Four

Experience

Chief Product Officer
UNN Finance · Contract
Sep 2020 – Present · 3 mos

Chief Strategy Officer
Automatic USA · Self-employed
Jan 2020 – Present · 11 mos

Bringing B2B Fintech to the fragmented used car financing industry.

Product Advisor
Private
Sep 2015 – Present · 5 yrs 3 mos

Advising companies across industries and product stages on all things Product: Strategy, Management, Marketing, Processes. I help companies ideate and create their product, refine o refresh existing products, and build out the right teams of product, tech, and operations. Companies I work with include Novus, Fusion Foundation, Ditto, AXP, and various st ...see mor

Advisor
Realio
May 2020 – Present · 7 mos
New York, United States

Digital asset / crypto advisor

Chief Executive Officer, Co-Founder
WeDeFi · Self-employed
Dec 2019 – Sep 2020 · 10 mos
Greater New York City Area

The retail portal to the best of centralized finance (CeFi) + decentralized finance (DeFi) + digital finance (DiFi).

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Education

University of Michigan
M.S.E., Environmental Water Resources Engineering
2000 – 2001

University of Michigan
B.S.E., Civil and Environmental Engineering

1996 – 2000

NEHS